UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-55840

DGOC Series 18(C), L.P.
(Exact Name of Registrant as Specified in Charter)

c/o DGOC Partnership Holdings, LLC
1100 Corporate Drive
Birmingham, Alabama 35242
(205) 408-0909
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common units representing limited partnership interests
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:  None
Pursuant to the requirements of the Securities Exchange Act of 1934, DGOC Series 18(C), L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Dated: July 26, 2018	DGOC Series 18(C), L.P.
	By:	DGOC Partnership Holdings II, LLC, its Managing General Partner

	By:	/s/ Robert R. Hutson, Jr.
Name: Robert R. Hutson, Jr.
Title: Chief Executive Officer